Exhibit 99.2

197987 AUNA S.A Annual Meeting Proxy Card Front

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2026

Vote by Internet, Smartphone or Tablet - QUICK ☐☐☐ EASY
IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail

AUNA S.A.

Your Mobile or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on June 29, 2026.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MOBILE VOTING
On your Smartphone/Tablet, open the QR Reader and scan the below image. Once the voting site is displayed, enter your Control Number from the proxy card and vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

☐ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ☐

PROXY CARD

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8 AND 9.

Please mark your votes like this **X**

Proposal	FOR	AGAINST	ABSTAIN
1. **RESOLUTION** to confirm that the annual meeting of the shareholders of the Company has been duly convened.	☐	☐	☐
2. **RESOLUTION** to confirm the share awards granted to independent directors, as approved by the Board, with the concerned directors having abstained from the decision in accordance with Article 441-7 of the Lux law of 10 August 1915, as amended.	☐	☐	☐
3. **RESOLUTION** to approve the management reports of the Board for the 2025 Financial Year, in respect of (i) the consolidated financial statements prepared for Luxembourg regulatory purposes and (ii) the consolidated financial statements prepared for the information of the Company's investors.	☐	☐	☐
4. **RESOLUTION** to approve (i) the report of the statutory auditor in respect of the separate annual accounts of the Company for the 2025 Financial Year, (ii) the report of the statutory auditor in respect of the 2025 Lux Consolidated Financial Statements, and (iii) the report of the contractual auditor in respect of the 2025 Consolidated Financial Statements;	☐	☐	☐
5. **RESOLUTION** to approve the 2025 Annual Accounts, the 2025 Lux Consolidated Financial Statements and the 2025 Consolidated Financial Statements and allocation of the result of the 2025 Financial Year.	☐	☐	☐
6. **RESOLUTION** to discharge the directors of the Company for the performance of their mandate for the 2025 Financial Year.	☐	☐	☐
7. **RESOLUTION** to discharge the statutory auditor for the 2025 Financial Year and to reappoint the Statutory Auditor for the 2026 financial year and for a period ending on the date of the annual general meeting of the Company to be held in 2027 approving the annual accounts for the 2026 financial year.	☐	☐	☐
8. **RESOLUTION** to ratify (i) the remunerations made to the directors of the Company and (ii) the compensations granted by the Compensation and Talent Committee of the Company and approved by the Board to certain directors of the Company.	☐	☐	☐
9. **RESOLUTION** to consider any other matter that may properly come before the meeting (Miscellaneous).	☐	☐	☐

CONTROL NUMBER

☐

Signature______________________ **Signature, if held jointly**______________________ **Date**____________, **2026**

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

2026 197987 AUNA S.A Annual Meeting Proxy Card Back Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting of Shareholders To view the Proxy Statement and to Attend the Annual Meeting of Shareholders, please go to: https://www.cstproxy.com/auna/2026 THIS PROXY IS SOLICITED BY AUNA S.A. The undersigned hereby exercises its voting rights for all the shares of Auna S . A . which the undersigned is entitled to vote with all powers which the undersigned would possess if present at the Annual Meeting of Shareholders of Auna S . A . to be held on June 30 , 2026 or at any adjournment or postponement thereof . THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED . IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED “FOR” PROPOSAL 1 , “FOR” PROPOSAL 2 , “FOR” PROPOSAL 3 , “FOR” PROPOSAL 4 , “FOR” PROPOSAL 5 , “FOR” PROPOSAL 6 , “FOR” PROPOSAL 7 , “FOR” PROPOSAL 8 AND “FOR” PROPOSAL 9 . (Continued and to be marked, dated and signed, on the other side)  FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED  PROXY CARD